Daniels Corporate Advisory Company, Inc.

Parker Towers, 104-60

Queens Boulevard, 12th Floor

Forest Hills, New York 11375

April 5, 2012

Mr. Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Daniels Corporate Advisory Company, Inc., Amendment No. 10 to Registration Statement on Form S-1, Filed February 28, 2012, File No. 333-169128

Dear Mr. Dang:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated March 27, 2012, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

Please revise to remove the duplicated financial statement disclosures included after page 94.

Response:  The requested revisions have been made.

Cover Page of Prospectus

2.

Please revise to disclose the fixed price to be used for the sale of shares and clarify that such price applies for the duration of this offering.  Refer to Item 501(b)(3) of Regulation S-K.  Make conforming revisions throughout this document as appropriate.

Response:  We have already stated on the cover page, and pages 1, and 48 of the prospectus, as follows:

“The selling stockholders will be offering shares of our common stock.  The selling stockholders may sell all or a portion of these shares through registration under the Securities Act of 1933, from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, at a price of $0.001 per share for the duration of the offering pursuant to this prospectus.”

The Offering, page 1

3.

On page 2, you indicate that persons selling may also rely on Section 4(1) or Rule 144(i) of the Securities Act.  Please explain the basis of such reliance.

Response:  The requested revisions have been made.  We have eliminated the references to Section 4(1) or Rule 144(i) of the Securities Act.

Business, page 21

4.

On page 22, you refer to a registered offering of $150,000 to occur between 60-90 days after the “clearance of this offering.”  Please revise to discuss the purpose of delaying of the capital raising transaction.

Response:  We have revised the first two paragraphs on page 19, to read as follows:

“The services incorporated into corporate strategy advisory and implementation to help formulate a path for the acceleration of corporate development (growth) include market analysis, negotiation, deal structure and determination of finance alternatives for the creation of joint-ventures, marketing agreements, new product/creation additions and acquisitions.  Daniels Corporate Advisory has a loosely organized cadre of highly-qualified, independent contractors/consultants available to perform the necessary services to achieve the optimum corporate strategy for a client.  We will need to raise approximately $150,000 of funds in the future to hire the most seasoned consultants as full time senior management and/or as our advisory board.  While conversations with various parties have taken place, nothing has been finalized and there is no assurance that these funds will be raised.

“A key service to be provided to clients is their recommendation to financing options/sources and our participation in the negotiation of amounts and terms.  The average cost of financing for any one of the accelerated growth alternatives mentioned above may be below market because of our participation, as the client may be offered in-house, short-term financing at preferential rates/terms.  To accommodate these needs, going forward, we plan to engage in our own financing in the future.  We have not decided on the amount or timing of any such financing.  It is at the discretion of our sole officer, Mr. Viola, whether these funds are offered, with the decision to participate based upon the long term growth potential of the client, its current projections for the availability of excess cash flows for repayment of the advanced funds which would be provided by Daniels Corporate Advisory as low interest rate loans for short term working capital additions and with the understanding Daniels Corporate Advisory will be retained for further advisory.”

5.

On page 22, you indicate that Mr. Viola is providing services to four “additional client potentials.”  Since that disclosure was also included in your last amendment, please confirm that there is no update regarding the effort related to those potential clients.

Response:  There is no further updating regarding the efforts of Mr. Viola with regard to providing services to the four additional client potentials.

6.

Please revise to discuss the contracted remedies that will be used to ensure enforcement of your exclusive agreements.

Response:  The requested revisions have been made on page 21, as follows:

“While there are no provisions in the exclusive services contracts prohibiting any business /financial services client from entering the corporate strategy consulting business, our management believes it would be prohibitively expensive for the smaller business services firm to do so.  There are no contracted remedies to ensure enforcement of our exclusive agreements.  All initial potential clients are from direct, personal relationships.  In the opinion of management, these personal relationships, built over decades by Mr. Viola, are more valuable than any formal contract relationship.”

Selling Stockholders, page 38

7.

Please tell us how all the persons selling shares will be informed of their underwriter's status and obligations under the Securities Act of 1933.

Response:  We intend to send the selling stockholders a letter in the form attached to the prospectus, as Attachment A.  We have made changes to the prospectus on the cover page and on pages 1 and 49, informing the selling stockholders of their obligations and rights.

8.

For the entities listed as selling stockholders, please revise to disclose the natural person(s) that would be deemed to be the beneficial owners of those shares.  Please refer to the Questions 140.01 and 140.02 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for guidance.

Response:  The requested revisions have been added.

9.

Please tell us if you will update this prospectus with the identities of the persons that will sell the shares initially received by Cede & Co.

Response:  We have no present plans.  It is unlikely that we would ever be informed by Cede & Co. as to the identities of the selling stockholders.

Statements of Cash Flows, page 53

10.

Please revise to include statements of cash flows for the two years ended November 30, 2011.

Response:  The requested revisions have been made.

Request is hereby made for the acceleration of the effective date of our registration statement on Form S-1, File No. 333-169128 at 4:00 P.M., Eastern time, on April 16, 2012, or as soon as practicable thereafter.

In addition, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Arthur D. Viola,

Chief Executive Officer

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